October 18, 2023

Aliya Ishmukhamedova and Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vocodia Holdings Corp
Amendment No. 2 to Registration Statement on Form S-1 Filed May 15, 2023
File No. 333-269489

Ladies and Gentlemen:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated May 30, 2023, with respect to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Form S-1/A3”), filed concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Form S-1/A3.

Form S-1 filed May 15, 2023

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 43

1.	In your response to prior comment one you state that all holders of the convertible notes have informed the Company or the Representative that they intend to automatically and mandatorily convert a portion or all of their convertible notes after the Liquidity Event triggered by the initial public offering. Clarify what you mean by “mandatorily.” In this regard, your disclosure on page 58 indicates that the 2022 Convertible Notes include a conversion feature, whereupon after a Liquidity Event, the holders of the 2022 Convertible Notes may elect to exercise their conversion right. If the notes do not automatically convert based on their contractual terms, clarify your disclosures to describe what you mean by “mandatorily.” If the note holders still have the contractual right to elect not to convert their notes after the Liquidity Event, notwithstanding their previous communication of their intent to convert, clarify your disclosures accordingly. Please revise your presentation through the effective date of the initial public offering to reflect any changes in the note holders’ intent to convert.

Response: In response to this comment, the Company respectfully advises the Staff that prior to the SEC declaring the Company’s Registration Statement effective, it intends to obtain executed Extensions from the convertible note holders, a form of which we intend to file as an exhibit the Company’s Amendment No. 4 to Registration Statement on Form S-1. Pursuant to the terms of the Extensions, the Maturity Dates of the Convertible Notes will be extended to a date beyond which the Company reasonably expects to complete its Initial Public Offering, in exchange for an increased amount of the Company’s conversion shares payable to the convertible note holders. The Company plans to include such increased amount of shares in an amendment to the Registration Statement on Form S-1 to allow a public sale by their holders. By doing so, the Company avoids having to pay the convertible note holders the Mandatory Default Amount (as defined in the Convertible Notes) that would be due, if the maturity date occurred before the Liquidity Event was triggered by this IPO, and yet affords the note holders the possibility of converting their notes and selling their shares in the IPO.

The Extensions shall include a firm and irrevocable commitment of the note holders to convert their notes into shares of common stock of the Company, and the note holders shall no longer have the contractual right to elect not to convert their Notes after the Liquidity Event.

Following the execution of the Extensions, the Company intends to revise the disclosure in the Company’s Amendment No. 4 to Registration Statement on Form S-1, accordingly.

2.	You disclose that your pro forma as adjusted capitalization as of December 31, 2022 reflects the issuance of 505,908 shares of common stock from the conversion of the 2022 and 2023 Convertible Notes. However, the 2023 Convertible Notes were not issued as of December 31, 2022. Please revise your presentation to reflect conversion of only the applicable Convertible Notes that were outstanding as of the reporting date and revise your disclosure accordingly. Separately disclose the issuance of the 2023 Notes and the conversion terms in the notes to your Capitalization table.

Response: In response to this comment, the Company respectfully advises the Staff that the capitalization section of the Form S-1/A3 has been revised to present the Company’s cash and capitalization as of June 30, 2023 and pro forma as adjusted capitalization has been revised to reflect that the 2023 notes had not been issued as of December 31, 2022 and only presents those notes that had been issued as of that date. Further, the notes to the capitalization table have been updated to present separately the issuance of the 2023 Convertible Notes and conversion terms.

Financial Statements

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Stock-Based Compensation, page F-11

3.	W note your revised disclosure on page 48 indicates that you determined the grant date fair value of the shares based on the most recent price of shares sold in June 2021 in arms- length private sales of 106,300 shares of common stock to 16 non-affiliated investors at $10.00 per share for aggregate proceeds of $1,063,000. We further note that your statement of stockholders equity reflects the issuance of 207,750 shares in 2021 for $4,955,360, or $23.85 per share. Please clarify the additional shares sold in 2021, including the date sold, the purchasers and the price per share paid. Tell us how you considered also including these sales in the determination of fair value of the 100,000 shares issued to the employee. Update your notes to the audited financial statements to include all information related to stock based compensation recognized for both employees and non-employees, including the number of shares issued, the fair value per share, how you determined fair value and the vesting terms. Ensure you include similar disclosures for subsequent stock based compensation awards issued when you update your financial statements in future periods. Please also update your notes to the audited financial statements to describe your common stock sales for each period presented, including whether arms-length or related party sales.

Response: In response to this comment, the Company respectfully advises the Staff that the financial statements for the years ended December 31, 2021 and 2022 have been restated, and among such restatement, the disclosures have been updated to more accurately present the stock compensation awards and common stock sales for each period presented. Additionally the Notes to the Financial Statements have been amended to disclose the shares sold during the years ended December 31, 2021 and 2022, the fair value of such shares, and methodologies used in determining such fair value.

We trust that the above is responsive to your comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

cc	Laura Veator and Stephen Kirkorian, Securities and Exchange Commission